

April 22, 2008

By facsimile to (614) 365-2499 and U.S. Mail

Mr. William G. Cornely
Executive Vice President – Finance, Chief Financial Officer and Chief Operating Officer
Dominion Homes, Inc.
4900 Tuttle Crossing Boulevard
Dublin, OH 43016-0993

Re: Dominion Homes, Inc.
        Revised Preliminary Proxy Statement on Schedule 14A and
        Amendment 1 to Preliminary Transaction Statement on Schedule 13E-3
        Filed April 15 and 16, 2008
        File Nos. 0-23270 and 5-49605

Dear Mr. Cornely:

We reviewed the filings and have the comments below.

PreR14A

Letter to Shareholders; Notice of Special Meeting of Shareholders

1.   Refer to prior comment 5. We assume the statements that the procedures for perfecting appraisal rights are described in Appendix F rather than Appendix G are inadvertent. Please revise.

Borror Group's Purpose and Reasons for the Merger; Alternatives to the Merger; Fairness of the Merger, page 30

2.   Refer to prior comments 10 and 14. Messrs. Douglas G. Borror and David S. Borror as filing persons must indicate whether they expressly adopt the reasons and analyses of Dominion Homes under "SPECIAL FACTORS – Background and Reasons –

> *Recommendations of the Special Committee and the Board; Fairness of the Merger.*"
> Please revise.

Opinion of Houlihan Lokey to the Special Committee, page 30

3.   Refer to prior comment 17. The first full paragraph on page 33 and the opinion of
        Houlihan Lokey attached as appendix F continue to state that the opinion "was not
        intended to be used, and may not be used, by other person or for any other purpose,
        without Houlihan Lokey's prior written consent."   As requested previously, since this
        language appears to limit reliance by investors on the opinion, delete the language or
        disclose the basis for Houlihan Lokey's belief that shareholders cannot rely on the
        opinion to support any claims against it arising under applicable state law.

Additional Considerations, page 43

4.   Based on disclosure under (iii) in the fifth paragraph, it appears that Dominion Homes
        paid Raymond James a fee of $180,000 upon delivery of its opinion. If true, revise the
        fourth paragraph to include that dollar amount. Please revise the items under (i), (ii), and
        (iv) in the fifth paragraph to specify the actual dollar amounts that Raymond James will
        be entitled to receive as transaction fees in the merger.

Closing

        File a revised preliminary proxy statement and an amendment to the Schedule 13E-3 in
response to the comments. To expedite our review, you may wish to provide us three marked
courtesy copies of the filings. Include with the filings a cover letter tagged as correspondence
that keys the responses to the comments and any supplemental information requested. If you
think that compliance with any of the comments is inappropriate, provide the basis in the letter.
We may have additional comments after review of the filings, the responses to the comments,
and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosures in the
filings reviewed by us to make certain that they have provided all information that investors
require for an informed decision. The filing persons are responsible for the adequacy and
accuracy of the disclosures that they have made.

        When responding to our comments, provide a written statement from each filing person
in which each filing person acknowledges that:

- Each filing person is responsible for the adequacy and accuracy of the disclosures
  in the filings.

- Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

- The filing persons may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Dominion Homes provides us in our review of the filings or in response to our comments on the filings.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Fred A. Summer, Esq.
        Donald W. Hughes, Esq.
        Squire, Sanders & Dempsey L.L.P.
        1300 Huntington Center
        41 South High Street
        Columbus, OH 43215

        Randall M. Walters, Esq.
        Jones Day
        325 John H. McConnell Boulevard, Suite 600
        Columbus, OH 43215

Marilyn Sobel, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

Michael A. Cline, Esq.
Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Columbus, OH 43216